GOLENBOCK EISEMAN ASSOR BELL & PESKOE

437 Madison Avenue – 40th Floor

New York, New York 10022

212-907-7349 (Tel.)

212-754-0330 (Fax)

May 25, 2007

VIA FEDERAL EXPRESS

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Pacific Gold Corp.
Registration Statement on Form SB-2
Filed April 9, 2007
File No. 333-141972

Dear Mr. Schwall:

On behalf of Pacific Gold Corporation (“Pacific Gold”), we respond as follows to the Staff’s comment received by letter dated May 7, 2007 relating to the above-captioned registration statement.  The comments of the staff have been repeated for your convenience.

Registration Statement on Form SB-2

General

1.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities oil the date of the sale of the convertible note).

RESPONSE

This disclosure is found on page 9 of the prospectus, under the heading “Registration Rights Agreement, in the first paragraph.

2.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

RESPONSE

Mr. H. Roger Schwall

May 25, 2007

This disclosure is found on page 10 of the prospectus, under the heading “Fees payable to Selling Shareholder.”  This includes the table and footnotes about each payment.  The table reflects all the payments due.

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•

the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•

the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•

if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of tile total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note,

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

RESPONSE

This disclosure is found on page 7 of the prospectus, under the heading “Convertible Debentures.”

Mr. H. Roger Schwall

May 25, 2007

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE

The selling shareholder has a fixed price, but it may adjust downward based on company action in the future.  This has been disclosed in the prospectus, but additional tabular disclosure seems unwarranted because it is very speculative and in the company control.

4.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of.

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of tile issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the elate of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Mr. H. Roger Schwall

May 25, 2007

RESPONSE

This disclosure is found on page 8 of the prospectus, under the heading “Warrants.”

5.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the gross proceeds paid or payable to the issuer in the convertible note transaction;

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment number two above;

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments number three and four above.

RESPONSE

This disclosure is found on page 12 of the prospectus, under the heading “Use of Proceeds.”

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure -- as a percentage - of the total amount of all possible payments, as disclosed in response to comment two above, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to comment three above, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE

This disclosure is found on page 9 of the prospectus, under the heading “Potential Profit to Selling Shareholder.”

6.

Please provide its, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Mr. H. Roger Schwall

May 25, 2007

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE

The company has disclosed that there have been no prior transactions with Cornell Capital.  This disclosure is found on page 7 of the prospectus.  It was expanded to include the preceding three year period.

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE

This disclosure is found on page 10 of the prospectus, under the heading “Shares Available for Sale by Selling Shareholder.”

8.

Please provide us, with a view toward disclosure in the prospectus, with the following information:

Mr. H. Roger Schwall

May 25, 2007

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•

the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE

As of the date of the transaction, the company believed it would be able to pay the Debentures in cash is stated on page 7 of the Prospectus in the introduction section to the disclosure about the transaction.  The company continues to hold this belief if its projections are borne out.  In the same section, there has been added disclosure about the absence of a short position held by the selling shareholder.

9.

Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE

See response to comment number 6 above.  There have been no relationships or arrangements between the company and Cornell Capital before this transaction.  All the agreements related to the Cornell Capital transaction with the company have been filed.

Mr. H. Roger Schwall

May 25, 2007

10.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

RESPONSE

The number of share to be registered on the above-referenced registration statement was negotiated between the company and Cornell Capital.  This is disclosed on page 9, under the heading “Registration Rights Agreement.”

Post-Effective Amendment No. I to Form SB-2 Undertakings

11.

Please provide all of the applicable undertakings pursuant to Item 512 of Regulation S-B. For instance, it appears that the undertaking pursuant to Item 512(a) is incomplete, and the undertaking pursuant to Item 512(g) is missing.

RESPONSE

The undertakings have been changed to reflect the above comment.

Please note that as of Monday May 21, 2007, the undersigned has relocated to the firm of Golenbock Eiseman Assor Bell & Peskoe, 437 Madison Avenue, New York, New York 10022, Direct Dial Number - 212-907-7349, General Telephone Number - 212-907-7300 and Fax Number - 212-754-0330, Email - ahudders@golenbock.com

Very truly yours,

/S/ ANDREW D HUDDERS

Andrew D. Hudders

ADH:kab

Enclosure